SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended June 30, 2012

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation Cautionary Statement		1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	4
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	4

III	Company Information	8
	(1) Information on the Company’s Shares	8
	(2) Directors and Corporate Executive Officers	10

IV	Financial Statements	11
	(1) Consolidated Financial Statements	12
	(2) Other Information	34

 Note for readers of this English translation
On August 10, 2012, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2012 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement
Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

I            Corporate Information
(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012	Fiscal Year Ended March 31, 2012
Sales and operating revenue	1,494,921	1,515,183	6,493,212
Operating income (loss)	27,500	6,275	(67,275)
Income (loss) before income taxes	23,119	9,413	(83,186)
Net loss attributable to Sony Corporation’s stockholders	(15,502)	(24,641)	(456,660)
Comprehensive loss	(14,424)	(87,845)	(428,413)
Total equity	2,916,340	2,397,682	2,490,107
Total assets	12,857,253	13,130,985	13,295,667
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(15.45)	(24.55)	(455.03)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(15.45)	(24.55)	(455.03)
Ratio of stockholders’ equity to total assets (%)	19.6	14.7	15.3
Net cash provided by (used in) operating activities	(39,893)	(25,561)	519,539
Net cash used in investing activities	(148,125)	(263,224)	(882,886)
Net cash provided by financing activities	9,050	78,298	257,336
Cash and cash equivalents at end of the period	816,588	658,094	894,576

Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2012.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2013.  For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information”.

As of June 30, 2012, the Company had 1,317 subsidiaries and 106 affiliated companies, of which 1,292 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 98 affiliated companies.

II   State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

(2) Material Contracts

There were no material contracts executed during the three months ended June 30, 2012.

 Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 27, 2012, as amended by the Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

 Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2012, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2012” submitted to the SEC on Form 6-K on August 2, 2012.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752312004156/a50361186.htm

Foreign Exchange Fluctuations and Risk Hedging

 Note for readers of this English translation:

Except for the information below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  Even though foreign exchange rates have fluctuated, there was no significant change in Sony’s risk hedging policy from the description in the Annual Report on Form 20-F and Amendment No. 1 on Form 20-F/A.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

During the three months ended June 30, 2012, the average rates of the yen were 80.2 yen against the U.S. dollar and 103.0 yen against the euro, which was 0.7 percent and 12.5 percent higher, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended June 30, 2012, sales were 1,515.2 billion yen, an increase of 1.4 percent year-on-year, while on a constant currency basis, sales increased approximately 5 percent year-on-year.  For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income decreased 21.2 billion yen year-on-year to 6.3 billion yen, while it would have increased by approximately 0.6 billion yen year-on-year on a constant currency basis.  Most of the unfavorable foreign exchange rate impact on consolidated operating income was attributable to the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments.  The table below indicates the impact on sales and operating results of each of these five segments.  For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on constant currency basis	Impact of changes in foreign exchange rates
		First quarter ended June 30		Change in yen
		2011	2012
IP&S	Sales	180.1	193.8	＋7.6%	＋12％	-8.6
	Operating income	12.5	12.6	＋0.1	＋5.4	-5.3
Game	Sales	137.9	118.0	-14.5%	-10％	-5.7
	Operating income (loss)	4.1	(3.5)	-7.6	-4.4	-3.2
MP&C	Sales	122.6	285.6	＋132.9%	＋151％	-21.6
	Operating income (loss)	1.6	(28.1)	-29.7	-26.8	-2.9
HE&S	Sales	341.2	251.8	-26.2%	-23％	-10.9
	Operating loss	(13.6)	(10.0)	＋3.6	＋9.9	-6.2
Devices	Sales	253.9	217.3	-14.4%	-11％	-9.0
	Operating income	5.3	15.9	＋10.6	＋15.9	-5.3

In addition, sales for the Pictures segment increased 6.2 percent year-on-year to 153.4 billion yen, approximately 7 percent on a constant currency (U.S. dollar) basis.  In the Music segment, sales decreased 9.8 percent year-on-year to 98.8 billion yen, approximately 9 percent on a constant currency basis.  Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc.  As most of the operations in this segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended June 30, 2012.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and SGA expenses on a constant currency basis from sales on a constant currency basis.  Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended June 30, 2012.  In certain cases, most significantly in the Pictures segment, Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

 Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2012, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2012” submitted to the SEC on Form 6-K on August 2, 2012.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752312004156/a50361186.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

iii)  Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by the Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

There were the following significant changes in research and development activities for the period.
The R&D Platform and Common Software Platform were realigned in April 2012, as the System & Software Technology Platform, the Advanced Device Technology Platform and the Corporate R&D to implement a process of stringent selection and focus in the area of R&D, to enable the Company to optimize resource allocation, and to enhance R&D which leads to generation of new businesses and establishment of next generation basic technology .
Research and development costs for the three months ended June 30, 2012 totaled 110.3 billion yen.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the commitment line and execution of syndicated loans below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July, 20 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans).  If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 754.2 billion yen in unused committed lines of credit as of June 30, 2012.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2014, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and SGTS are defined as borrowers.  These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

Sony executed a syndicated loan totaling 65.0 billion yen in July 2012 (with a maturity of 3 to 6 years).  The proceeds of the loan were used for general corporate purposes.

 III  Company Information
(1) Information on the Company’s Shares

i) Total Number of Shares\
1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued
Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2012)	As of the filing date of the Quarterly Securities Report (August 10, 2012)
Common stock	1,004,638,164	1,004,638,164	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,638,164	1,004,638,164	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during August 2012, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights
Not applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended June 30, 2012.

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the additional paid-in capital	Balance of the additional paid-in capital
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2012	－	1,004,638	－	630,923	－	837,611
Note:           The total number of shares issued, the amount of common stock and the additional paid-in capital did not change  during the period from July 1, 2012 to July 31, 2012.

  vi) Status of Major Shareholders
(As of June 30, 2012)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Japan Trustee Services Bank, Ltd. (Trust account) *1	1-8-11, Harumi, Chuo-ku, Tokyo	63,163	6.29
Moxley and Co. LLC *2 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	62,294	6.20
The Master Trust Bank of Japan, Ltd. (Trust account) *1	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	47,643	4.74
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	24,027	2.39
Japan Trustee Services Bank, Ltd. (Trust account 9) *1	1-8-11, Harumi, Chuo-ku, Tokyo	20,716	2.06
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	11,298	1.12
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,477	1.04
Japan Trustee Services Bank, Ltd. (Trust account 1) *1	1-8-11, Harumi, Chuo-ku, Tokyo	9,815	0.98
Japan Trustee Services Bank, Ltd. (Trust account 6) *1	1-8-11, Harumi, Chuo-ku, Tokyo	9,386	0.93
The Bank of New York, Treaty Jasdec Account *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	9,370	0.93
Total		268,189	26.70
Notes:
*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights
1) Shares Issued
(As of June 30, 2012)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,064,300	—	—
Shares with full voting rights (Others)	1,001,122,300	10,011,223	—
Shares constituting less than one full unit	2,451,564	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,638,164	—	—
Total voting rights held by all shareholders	—	10,011,223	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of June 30, 2012)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,064,300	—	1,064,300	0.11
Total	—	1,064,300	—	1,064,300	0.11
Note:
In addition to the 1,064,300 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

 (2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2012 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2012	At June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	894,576	658,094
Marketable securities	680,913	657,717
Notes and accounts receivable, trade	840,924	755,990
Allowance for doubtful accounts and sales returns	(71,009)	(58,711)
Inventories	707,052	792,560
Other receivables	202,044	201,349
Deferred income taxes	36,769	32,159
Prepaid expenses and other current assets	463,693	474,773
Total current assets	3,754,962	3,513,931

Film costs	270,048	256,004

Investments and advances:
Affiliated companies	36,800	63,753
Securities investments and other	6,282,676	6,438,862
	6,319,476	6,502,615

Property, plant and equipment:
Land	139,413	139,054
Buildings	817,730	802,203
Machinery and equipment	1,957,134	1,955,957
Construction in progress	35,648	38,880
	2,949,925	2,936,094
Less – Accumulated depreciation	2,018,927	2,013,567
	930,998	922,527

Other assets:
Intangibles, net	503,699	476,391
Goodwill	576,758	554,754
Deferred insurance acquisition costs	441,236	441,529
Deferred income taxes	100,460	100,663
Other	398,030	362,571
	2,020,183	1,935,908

Total assets	13,295,667	13,130,985
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2012	At June 30, 2012
LIABILITIES
Current liabilities:
Short-term borrowings	99,878	199,067
Current portion of long-term debt	310,483	236,797
Notes and accounts payable, trade	758,680	714,007
Accounts payable, other and accrued expenses	1,073,241	945,753
Accrued income and other taxes	63,396	48,561
Deposits from customers in the banking business	1,761,137	1,766,407
Other	463,166	443,962
Total current liabilities	4,529,981	4,354,554

Long-term debt	762,226	785,530
Accrued pension and severance costs	309,375	302,332
Deferred income taxes	284,499	296,039
Future insurance policy benefits and other	3,208,843	3,289,579
Policyholders’ account in the life insurance business	1,449,644	1,460,259
Other	240,978	225,078
Total liabilities	10,785,546	10,713,371
Redeemable noncontrolling interest	20,014	19,932
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2012–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164 At June 30, 2012–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164	630,923	630,923
Additional paid-in capital	1,160,236	1,160,651
Retained earnings	1,084,462	1,059,820
Accumulated other comprehensive income –
Unrealized gains on securities, net	64,882	63,104
Unrealized losses on derivative instruments, net	(1,050)	(884)
Pension liability adjustment	(186,833)	(183,763)
Foreign currency translation adjustments	(719,092)	(797,623)
	(842,093)	(919,166)
Treasury stock, at cost
Common stock At March 31, 2012–1,061,803 shares At June 30, 2012–1,064,332 shares	(4,637)	(4,634)
	2,028,891	1,927,594
Noncontrolling interests	461,216	470,088
Total equity	2,490,107	2,397,682

Total liabilities and equity	13,295,667	13,130,985

The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2011	2012
Sales and operating revenue:
Net sales	1,275,940	1,295,452
Financial services revenue	200,903	193,717
Other operating revenue	18,078	26,014
	1,494,921	1,515,183
Costs and expenses:
Cost of sales	973,569	1,006,413
Selling, general and administrative	320,146	346,750
Financial services expenses	171,648	165,652
Other operating (income) expense, net	(2,777)	(10,186)
	1,462,586	1,508,629
Equity in net loss of affiliated companies	(4,835)	(279)
Operating income	27,500	6,275
Other income:
Interest and dividends	4,274	5,710
Gain on sale of securities investments, net	739	107
Foreign exchange gain, net	-	5,422
Other	1,998	1,090
	7,011	12,329
Other expenses:
Interest	6,112	7,563
Foreign exchange loss, net	3,635	-
Other	1,645	1,628
	11,392	9,191
Income before income taxes	23,119	9,413
Income taxes	27,534	20,002
Net loss	(4,415)	(10,589)
Less - Net income attributable to noncontrolling interests	11,087	14,052
Net loss attributable to Sony Corporation’s stockholders	(15,502)	(24,641)

	Yen
	Three months ended June 30
	2011	2012
Per share data:	-	-
Net loss attributable to Sony Corporation’s stockholders
– Basic	(15.45)	(24.55)
– Diluted	(15.45)	(24.55)

The accompanying notes are an integral part of these statements.

(iii)  Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2011	2012
Net loss	(4,415)	(10,589)
Other comprehensive income, net of tax ―
Unrealized gains on securities	18,389	107
Unrealized gains on derivative instruments	452	166
Pension liability adjustment	573	1,610
Foreign currency translation adjustments	(29,423)	(79,139)
Total comprehensive loss	(14,424)	(87,845)
Less – Comprehensive income attributable to noncontrolling interests	17,587	13,869
Comprehensive loss attributable to Sony Corporation's stockholders	(32,011)	(101,714)

The accompanying notes are an integral part of these statements.

(iv)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2011	2012
Cash flows from operating activities:
Net loss	(4,415)	(10,589)
Adjustments to reconcile net loss to net cash
used in operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	78,194	85,051
Amortization of film costs	37,529	41,316
Stock-based compensation expense	571	409
Accrual for pension and severance costs, less payments	(1,613)	(1,418)
Other operating (income) expense, net	(2,777)	(10,186)
Gain on sale of securities investments, net	(739)	(107)

(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(2,979)	24,526
Loss on revaluation or impairment of securities investments held in the financial service business, net	2,802	3,319
Deferred income taxes	(4,740)	7,076
Equity in net loss of affiliated companies, net of dividends	20,128	578
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	26,872	34,763
Increase in inventories	(110,160)	(119,612)
Increase in film costs	(53,606)	(36,683)
Decrease in notes and accounts payable, trade	(24,076)	(28,647)
Decrease in accrued income and other taxes	(15,578)	(22,682)
Increase in future insurance policy benefits and other	81,213	63,693
Increase in deferred insurance acquisition costs	(17,085)	(17,618)
Increase in marketable securities held in the financial service business for trading purpose	(7,463)	(4,893)
Increase in other current assets	(16,851)	(7,054)
Decrease in other current liabilities	(62,858)	(78,018)
Other	37,738	51,215
Net cash used in operating activities	(39,893)	(25,561)

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2011	2012
Cash flows from investing activities:
Payments for purchases of fixed assets	(71,222)	(77,310)
Proceeds from sales of fixed assets	2,350	7,895
Payments for investments and advances by financial service business	(244,974)	(263,359)
Payments for investments and advances (other than financial service business)	(695)	(28,448)
Proceeds from sales or return of investments and collections of advances by financial service business	141,586	86,038
Proceeds from sales or return of investments and collections of advances (other than financial service business)	16,306	11,045
Proceeds from sales of businesses	2,502	-
Other	6,022	915
Net cash used in investing activities	(148,125)	(263,224)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	622	59,452
Payments of long-term debt	(21,245)	(101,449)
Increase in short-term borrowings, net	11,376	105,264
Increase in deposits from customers in the financial service business, net	37,482	31,860
Dividends paid	(12,614)	(12,600)
Other	(6,571)	(4,229)
Net cash provided by financing activities	9,050	78,298
Effect of exchange rate changes on cash and cash equivalents	(18,856)	(25,995)
Net decrease in cash and cash equivalents	(197,824)	(236,482)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576
Cash and cash equivalents at end of the period	816,588	658,094

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP.  These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)  Recently adopted accounting pronouncements:

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the FASB issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  An entity may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -

In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment.  The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test.  Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  This standard was effective for Sony as of April 1, 2012. The adoption of this standard did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  Subsequently, in December 2011, the FASB issued updated accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  The remaining requirements of the guidance issued in June 2011 become effective as originally issued.  The guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

(2)Change in depreciation method:

Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 2,740 million yen, which is primarily included in cost of sales in the consolidated statements of income for the three months ended June 30, 2012.  Net loss attributable to Sony Corporation’s stockholders, basic net loss per share attributable to Sony Corporation’s stockholders and diluted net loss per share attributable to Sony Corporation’s stockholders decreased by 1,795 million yen, 1.79 yen and 1.79 yen, respectively, for the three months ended June 30, 2012.

(3)  Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(4)  Out of period adjustment:

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012.  The adjustment, which primarily related to the Home Entertainment & Sound segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, decreased income before income taxes in consolidated statements of income by 4,915 million yen.  Sony determined that the adjustment was not material to the consolidated financial statements for the three months ended June 30, 2011, any prior annual or interim periods and for the year ended March 31, 2012.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2012				June 30, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,036,946	55,384	(879)	1,091,451	1,045,687	71,039	(712)	1,116,014

Japanese local government bonds	33,513	163	(1)	33,675	44,144	177	(8)	44,313

Japanese corporate bonds	293,885	1,489	(224)	295,150	286,812	1,539	(179)	288,172

Foreign corporate bonds	377,609	4,705	(7,063)	375,251	375,522	2,718	(6,420)	371,820

Other	22,383	1,548	(6)	23,925	23,526	1,482	(1)	25,007
	1,764,336	63,289	(8,173)	1,819,452	1,775,691	76,955	(7,320)	1,845,326

Equity securities	60,694	53,016	(1,513)	112,197	56,598	45,782	(6,894)	95,486

Held-to-maturity
securities:
Japanese national government bonds	3,404,069	157,740	(4,499)	3,557,310	3,533,739	182,305	(5,524)	3,710,520

Japanese local government bonds	12,592	277	-	12,869	11,646	328	-	11,974

Japanese corporate bonds	31,379	1,501	-	32,880	31,023	1,728	-	32,751

Foreign corporate bonds	46,441	10	-	46,451	43,212	11	-	43,223
	3,494,481	159,528	(4,499)	3,649,510	3,619,620	184,372	(5,524)	3,798,468

Total	5,319,511	275,833	(14,185)	5,581,159	5,451,909	307,109	(19,738)	5,739,280

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	214,036	219,455	-	433,491	433,491	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,091,451	-	1,091,451	23,267	1,068,184	-	-
Japanese local government bonds	-	33,675	-	33,675	1,405	32,270	-	-
Japanese corporate bonds	-	293,637	1,513	295,150	123,434	171,716	-	-
Foreign corporate bonds	-	359,960	15,291	375,251	75,764	299,487	-	-
Other	-	23,616	309	23,925	-	23,925	-	-
Equity securities	111,517	680	-	112,197	-	112,197	-	-
Other investments *1	5,475	4,592	73,451	83,518	-	83,518	-	-
Derivative assets *2	-	18,518	-	18,518	-	-	18,513	5
Total assets	331,028	2,045,584	90,564	2,467,176	657,361	1,791,297	18,513	5
Liabilities:
Derivative liabilities *2	-	41,218	-	41,218	-	-	40,034	1,184
Total liabilities	-	41,218	-	41,218	-	-	40,034	1,184

	Yen in millions
	June 30, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	196,141	218,429	-	414,570	414,570	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,116,014	-	1,116,014	29,518	1,086,496	-	-
Japanese local government bonds	-	44,313	-	44,313	1,404	42,909	-	-
Japanese corporate bonds	-	285,961	2,211	288,172	116,548	171,624	-	-
Foreign corporate bonds	-	354,510	17,310	371,820	73,963	297,857	-	-
Other	-	24,694	313	25,007	-	25,007	-	-
Equity securities	94,842	644	-	95,486	-	95,486	-	-
Other investments *1	5,303	4,346	70,083	79,732	-	79,732	-	-
Derivative assets *2	-	19,097	-	19,097	-	-	19,003	94
Total assets	296,286	2,068,008	89,917	2,454,211	636,003	1,799,111	19,003	94
Liabilities:
Derivative liabilities *2	-	34,072	-	34,072	-	-	33,168	904
Total liabilities	-	34,072	-	34,072	-	-	33,168	904

*1 Other investments include certain hybrid financial instruments and certain private equity investments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2011 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	4	11	15
Stock-based compensation	570		570
Comprehensive income:
Net income (loss)	(15,502)	11,087	(4,415)
Other comprehensive income, net of tax ―
Unrealized gains on securities	11,215	7,174	18,389
Unrealized gains on derivative instruments	452		452
Pension liability adjustment	573		573
Foreign currency translation adjustments	(28,749)	(674)	(29,423)
Total comprehensive income (loss)	(32,011)	17,587	(14,424)
Dividends declared		(5,635)	(5,635)
Transactions with noncontrolling interests shareholders and other	(625)	(140)	(765)
Balance at June 30, 2011	2,515,925	400,415	2,916,340

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2012 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights		27	27
Stock-based compensation	409		409
Comprehensive income:
Net income (loss)	(24,641)	14,052	(10,589)
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(1,778)	1,885	107
Unrealized gains on derivative instruments	166		166
Pension liability adjustment	3,070	(1,460)	1,610
Foreign currency translation adjustments	(78,531)	(608)	(79,139)
Total comprehensive income (loss)	(101,714)	13,869	(87,845)
Dividends declared		(4,388)	(4,388)
Transactions with noncontrolling interests shareholders and other	8	(636)	(628)
Balance at June 30, 2012	1,927,594	470,088	2,397,682

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2011 and June 30, 2012.

5. Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”).  The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand.  In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

Insurance claims in the amount of 21,807 million yen were agreed to by the insurance carriers during the three months ended June 30, 2012 and were fully received by July 2012.  A substantial portion of the total agreed amount was received in July 2012.  Of this amount, 19,283 million yen related to insurance recoveries for fixed assets, inventories and additional expenses, and business interruption insurance recoveries.  The business interruption recoveries applied to the lost profit that occurred from January 1, 2012 to May 31, 2012 in addition to unsettled portion of insurance claimed in the fiscal year ended March 31, 2012.   The remaining insurance claims agreed during the three months ended June 30, 2012 of 2,524 million yen substantially all related to insurance claims deemed probable of collection and recorded as receivables in the fiscal year ended March 31, 2012.  The recoveries of 19,283 million yen were primarily recorded in other operating revenue and other operating (income) expense, net in the consolidated statements of income and offset charges relating to damages and losses, resulting in a net benefit of 16,446 million yen during the three months ended June 30, 2012.

6. EMI Music Publishing investment

On June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing.  To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars.  Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest.  Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest.  In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary will provide administration services to DHP (the “Administration Agreement”).  Sony accounts for its interest in DHP under the equity method.  DHP was determined to be a variable interest entity (“VIE”) as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement.  Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquision and retention of copyrights and the licensing of songs.  These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such Sony is not the primary beneficiary of the VIE.  At June 30, 2012, the only amount recorded on Sony’s consolidated balance sheet that relates to the VIE is Sony’s investment of 320 million U.S. dollars.  Sony’s maximum exposure to losses as of June 30, 2012 is its investment of 320 million U.S. dollars.

7. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the three months ended June 30, 2011 and 2012 is as follows:

	Yen in millions
	Three months ended June 30
	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(15,502)	(24,641)

	Thousands of shares
Weighted-average shares outstanding	1,003,572	1,003,574
Effect of dilutive securities:
Stock acquisition rights	-	-
Convertible bonds	-	-
Weighted-average shares for diluted EPS computation	1,003,572	1,003,574

	Yen
Basic EPS	(15.45)	(24.55)
Diluted EPS	(15.45)	(24.55)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the three months ended June 30, 2011 and 2012 were 19,889 thousand shares and 21,882 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the three months ended June 30, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

8. Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of June 30, 2012, the total unused portion of the lines of credit extended under these contracts was 19,899 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at June 30, 2012 amounted to 286,394 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of June 30, 2012, such commitments outstanding were 25,017 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of June 30, 2012, these subsidiaries were committed to make payments under such contracts of 109,139 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of June 30, 2012, these subsidiaries were committed to make payments of 41,822 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights.  These contracts cover various periods mainly within 10 years.  As of June 30, 2012, Sony has committed to make payments of 51,334 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer.  As a result, as of June 30, 2012, Sony recorded 20,621 million yen in other current liabilities and 30,931 million yen in other long-term liabilities based on anticipated delivery dates.  The advance payment is subject to reimbursement under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB”) or Moody’s (lower than “Baa2”).  The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

On June 14, 2012, Sony entered into an agreement to acquire approximately 32% of shares of Multi Screen Media Private Limited (“MSM"), which operates television networks in India.  The agreement will bring Sony’s interest in MSM to approximately 94%.  The closing for this transaction is expected to take place by the end of December 2012, subject to receipt of any necessary government approval and customary closing conditions.  Sony will pay total cash consideration of 271 million U.S. dollars, with 145 million U.S. dollars expected to be paid by Sony at the closing of the acquisition and the remaining 126 million U.S. dollars to be paid in three equal annual installments starting from the fiscal year ending March 31, 2014.

On June 30, 2012, Sony entered into a definitive agreement to acquire Gaikai Inc., (“Gaikai”) an interactive cloud-based gaming company.  Upon the closing of the transaction, Sony will acquire 100% of the equity interest of Gaikai and will pay total cash consideration of approximately 380 million U.S. dollars, subject to receipt of any necessary government approval and customary closing conditions.

(2)  Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 77,950 million yen at June 30, 2012.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At June 30, 2012, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market.  Based on the stage of the proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of August 10, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available,  Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)  Redeemable noncontrolling interest:

In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN.  In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (“Current Investor”).  As part of the acquisition, Sony obtained a controlling interest in GSN and, as a result, consolidated GSN.  In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor for an additional 18% interest in GSN.  The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recently completed calendar year are not available on April 1, the Trigger Window will commence on the day when the GSN audited financial statements are delivered to the Current Investor. As of August 10, 2012, GSN’s audited financial statements for the year ended December 31, 2011 have not been delivered to the Current Investor.  The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars.  The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at June 30, 2012.

9. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”), and Devices segments, as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  In connection with this realignment, both sales and operating revenue and operating income (loss) of each segment in the first quarter ended June 30, 2011 have been restated to conform to the current quarter’s presentation.  The Pictures, Music and Financial Services segments remain unchanged.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2011	2012
Sales and operating revenue:
Imaging Products & Solutions -
Customers	179,136	193,306
Intersegment	969	462
Total	180,105	193,768
Game -
Customers	115,433	82,889
Intersegment	22,512	35,092
Total	137,945	117,981
Mobile Products & Communications -
Customers	122,605	282,119
Intersegment	42	3,502
Total	122,647	285,621
Home Entertainment & Sound -
Customers	341,047	251,705
Intersegment	106	83
Total	341,153	251,788
Devices -
Customers	168,313	137,882
Intersegment	85,593	79,403
Total	253,906	217,285
Pictures -
Customers	144,376	153,298
Intersegment	23	89
Total	144,399	153,387
Music -
Customers	107,330	96,702
Intersegment	2,288	2,140
Total	109,618	98,842
Financial Services -
Customers	200,903	193,717
Intersegment	735	778
Total	201,638	194,495
All Other -
Customers	99,950	111,822
Intersegment	14,844	12,507
Total	114,794	124,329
Corporate and elimination	(111,284)	(122,313)
Consolidated total	1,494,921	1,515,183

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2011	2012
Operating income (loss):
Imaging Products & Solutions	12,484	12,609
Game	4,064	(3,549)
Mobile Products & Communications	1,556	(28,139)
Home Entertainment & Sound	(13,629)	(9,986)
Devices	5,303	15,946
Pictures	4,302	(4,872)
Music	12,094	7,275
Financial Services	28,696	27,585
All Other	(14,981)	(9,103)
Total	39,889	7,766
Corporate and elimination	(12,389)	(1,491)
Consolidated operating income	27,500	6,275
Other income	7,011	12,329
Other expenses	(11,392)	(9,191)
Consolidated income before income taxes	23,119	9,413

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson at the time of the acquisition of Sony Mobile Communications AB (formerly known as Sony Ericsson Mobile Communications AB), which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2011 and 2012 were 14,784 million yen and 6,639 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, MP&C, HE&S and Devices.  The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2011	2012
Imaging Products & Solutions
Digital Imaging Products	128,870	129,916
Professional Solutions	48,036	60,807
Other	2,230	2,583
Total	179,136	193,306

Game	115,433	82,889

Mobile Products & Communications
Mobile Communications	-	171,104
Personal and Mobile Products	121,303	109,635
Other	1,302	1,380
Total	122,605	282,119

Home Entertainment & Sound
Televisions	241,736	157,016
Audio and Video	97,350	93,750
Other	1,961	939
Total	341,047	251,705

Devices
Semiconductors	91,119	69,485
Components	76,310	68,141
Other	884	256
Total	168,313	137,882

Pictures	144,376	153,298
Music	107,330	96,702
Financial Services	200,903	193,717
All Other	99,950	111,822
Corporate	15,828	11,743
Consolidated total	1,494,921	1,515,183

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue	2011	2012
Japan	486,013	471,511
United States	274,398	242,415
Europe	266,842	293,041
China	114,166	121,792
Asia-Pacific	176,045	191,202
Other Areas	177,457	195,222
Total	1,494,921	1,515,183

Major areas in each geographic segment excluding Japan, United States and China are as follows:

       　 (1) Europe:                   United Kingdom, France, Germany, Russia, Spain and Sweden
       　 (2) Asia-Pacific:          India, South Korea and Oceania
       　 (3) Other Areas:         The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2011 and 2012.

10. Subsequent events

(1)  Execution of syndicated loans:

On July 31, 2012, Sony entered into syndicated loans totaling 65,000 million yen having three to six year maturity terms.

(2)  Tender offer for So-net Entertainment Corporation’s shares:

On August 9, 2012, Sony Corporation’s and So-net Entertainment Corporation’s (“So-net”) respective boards of directors have resolved to proceed towards Sony Corporation’s acquisition of all of the outstanding shares of So-net not currently owned by Sony through Sony Corporation’s tender offer for So-net’s outstanding shares (the “Tender Offer”) and a subsequent share exchange.  The Tender Offer commenced on August 10, 2012.

If Sony Corporation does not acquire all of So-net’s issued shares (excluding the shares of So-net owned by Sony and treasury shares owned by So-net) through the Tender Offer, in order to achieve the goal of making So-net a wholly-owned subsidiary of Sony, Sony Corporation and So-net plan to implement a share exchange for So-net’s remaining shares outstanding.

Should all So-net shareholders, other than those within Sony, tender all of their shares, the aggregate consideration for the acquisition to be paid by Sony Corporation will be approximately 60,000 million yen.

Overview of the Tender Offer
Period:	From August 10, 2012 through September 20, 2012
Stock price:	567,500 yen per common share
Number of shares to be acquired:	107,772
Shares to be acquired:	All issued shares of common stock, etc., in So-net (excluding the shares of So-net owned by Sony and treasury shares owned by So-net)

(2)  Other Information

(1) Dividends declared

A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on May 9, 2012 as below:

1. Total amount of year-end cash dividends:
12,545 million yen
2. Amount of year-end cash dividends per share:
12.50 yen
3. Payment date:
June 6, 2012
Year-end cash dividends for the fiscal year ended March 31, 2012 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2012.

Note: Year-end cash dividends were distributed to the shareholders or the pledgees of shares recorded or registered in Sony Corporation’s register of shareholders as of March 31, 2012.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from DOJ Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market.  Based on the stage of the proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of August 10, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

August 10, 2012